# Holland & Knight

515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.1000 | F 954.463.2030
Holland & Knight LLP | www.hklaw.com

Laurie L. Green
954 468 7808
laurie.green@hklaw.com

June 4, 2013

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

> **Re:**  **OUR MicroLending, LLC**
> **Amendment No. 12 to Registration Statement on Form 1-A**
> **Filed May 30, 2013**
> **File No. 024-10286**

Dear Mr. Nolan:

On behalf of OUR MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated June 3, 2013, regarding Amendment No. 12 to the Offering Statement on Form 1-A (the "Offering Statement"), filed with the Commission on May 30, 2013. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

In addition, we have simultaneously filed seven copies of Amendment No. 13 to the Offering Statement with the filing desk. For your review, we have included herewith three courtesy copies of the Offering Statement and three copies marked to show changes from Amendment No. 12.

**Financial Statements**

**Consolidated Balance Sheet at December 31, 2012, page 1**

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1.    **Please revise the amount of other assets, net to be consistent with the information provided in Note 6 which indicates a balance of $133,560.**

The amount of other assets, net has been revised to reflect a balance of $133,560.

2.    **We have reviewed your response to our prior comment number 5 with respect to the nature of the items currently amortized as well as the method of amortization. Note 6 indicates that you have capitalized Regulation A filing fees and the cost of setting up a web page (design and security for investment products) which you are amortizing over 2 years. In this regard. Regulation A filing fees should be presented in the December 31, 2012 balance sheet line item titled other current assets and charged against the gross certificate offering proceeds pursuant to Topic 5A of the Staff Accounting Bulletins. In addition, please describe your costs for setting up a web page within the context of costs incurred in the planning stage, the website application and infrastructure development stage, the graphics development stage, the content development stage and the operating stage, state their prescribed accounting recognition pursuant to ASC 350-50 and revise the financial statements or advise, as necessary.**

The Company is amortizing over 2 years the expenses related to the preparation of the Offering Circular and the financial statements included in the Offering Circular. The Company is not capitalizing Regulation A filling expenses related to management or other current expenses, but is only capitalizing costs directly attributable to a proposed or actual offering of securities. The description of the Company's costs for setting up a web page have been revised accordingly in the 2012 financial statements – Note 6.

**Consolidated Statements of Cash Flows for the Year Ended December 31, 2012, page 4**

3.    **Please tell us how you have reflected the change in accrued interest - investment certificates of $3,090 in the consolidated statements of cash flows.**

The 2012 consolidated statements of cash flows had been revised accordingly. The roll forward had been revised accordingly as well and is attached to this letter.

**Consolidated Statements of Cash Flows for the Year Ended December 31, 2011, page 4**

4.     **Please tell us how you have reflected the cash flow from financing activity line item titled cash contributions from members in the amount of $338,333 in the change of members' equity.**

In the "Statement of Changes in Members' Equity," the Company reflects the total amount of all contributions from members. In this case, the Company is reflecting the sum of cash contributions ($338,333) from members plus loans payable converted to members capital ($291,929). This has been the Company's practice since inception.

5.     **Please tell us how you have reflected the cash flow from operating activities line item titled accrued interest payable in the amount of $6,271 in the change in accrued interest payable as it has been omitted from the accrued interest payable rollforward.**

The Company reflects the change – (Increase) Decrease – in Accrued Interest Payable. This amount is consistent with the roll forward. Beginning balance 2011 ($16,992) and ending balance 2011 ($23,264). It is not omitted. In the rollforward, the Company shows the net balance and the change is reflected in the cash flow from operating activities line item titled accrued interest payable. The revised rollforward is attached.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

**HOLLAND & KNIGHT LLP**

By: _Laurie Green_
Laurie Green

ROLL FORWARD OF LOANS PAYABLE & ACCRUED INTEREST PAYABLE

| Loans Payable | | Accrued Interest Payable | |
|---|---|---|---|
| Beginning Balance 2010 | $ 731,892 | Beginning Balance 2010 | $ 4,808 |
| **New Loans** | $ 453,947 | Accrued Interest 2010 | $ 83,715 |
| Reclassification of accrued Interest | $ - | Cash paid for Interest | $ (71,531) |
| Principal Reductions | $ (57,500) | Reclassification of accrued Interest | $ - |
| Ending Balance 2010 | $ 1,128,339 | Ending Balance 2010 | $ 16,992 |
| Loans payable converted to members' capital | $ - | | |
| Ending Balance 2010, NET | $ 1,128,339 | | |
| Beginning Balance 2011 | $ 1,128,339 | Beginning Balance 2011 | $ 16,992 |
| **New Loans** | $ 253,000 | Accrued Interest 2011 | $ 78,814 |
| Reclassification of accrued Interest | $ - | Cash paid for Interest | $ (72,542) |
| Principal Reductions | $ (409,522) | Reclassification of accrued Interest | $ - |
| Ending Balance 2011 | $ 971,817 | Ending Balance 2011 | $ 23,264 |
| Loans payable converted to members' capital | $ 291,929 | | |
| Ending Balance 2011, NET | $ 679,888 | | |
| Beginning Balance 2012 | $ 679,888 | Beginning Balance 2012 | $ 23,264 |
| **New Loans** | $ 139,154 | Accrued Interest 2012 | $ 35,635 |
| Reclassification of accrued Interest | $ 33,428 | Cash paid for Interest | $ (33,825) |
| Principal Reductions | $ (46,605) | Reclassification of accrued Interest | $ (33,428) |
| Ending Balance 2012 | $ 805,865 | Ending Balance 2012 | $ (8,354) |
| Loans payable converted to members' capital | $ 586,326 | | |
| Ending Balance 2012, NET | $ 219,539 | | |

>6272

**Comment [OA1]:** Question #5

**Comment [OA2]:** Question #5. In the Statement of Cash Flows we reflect the Increase or Decrease of Accrued Interest Payable change. The difference between the beginning and ending balance is what we reflected, that at the same time is the difference between the accrued interest and Cash paid interest